SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 7, 2015

List of materials

Documents attached hereto:

i) Press release announcing Sony Further Increases Production Capacity for Stacked CMOS Image Sensors

Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 15-031E
April 7, 2015

Sony Further Increases Production Capacity for Stacked CMOS Image Sensors
~ Sony bolsters total production capacity for image sensors to approximately 87,000 wafers per month, in order to reinforce its supply capability for smartphones ~

Sony Corporation (“Sony”) announces that it plans to further invest in Sony Semiconductor Corporation (“Sony Semiconductor”) in the fiscal year ending March 31, 2016 (“FY15”) in order to increase its production capacity for stacked CMOS image sensors*1.

This investment is intended primarily to augment production facilities used in the mastering processes and layering and further downstream processes*2 for stacked CMOS image sensors at Sony Semiconductor’s Nagasaki Technology Center (“Nagasaki TEC”) and Yamagata Technology Center (“Yamagata TEC”).

With investments such as the one announced in February*3 and this supplementary investment,  Sony plans to increase total production capacity for image sensors from the current level of approximately 60,000 wafers per month to the level of approximately 87,000 wafers per month*4 by the end of September 2016.  The total additional investment amount is projected to be approximately 45 billion yen, comprising approximately 24 billion yen of investments in Nagasaki TEC and approximately 21 billion yen of investments in Yamagata TEC.

Stacked CMOS image sensors deliver superior image quality and advanced functionality in a compact size. Demand for these image sensors is anticipated to further increase, particularly within the expanding market for mobile devices such as smartphones and tablets. Sony is striving to bolster its production capacity for stacked CMOS image sensors in order to solidify its leading position in the image sensor market.

*1:
CMOS image sensors in a stacked structure that layer the pixel section containing back-illuminated structure pixels onto semiconductor chips containing the circuit for signal processing, in contrast to the supporting substrates used in conventional back-illuminated CMOS image sensors.

*2:
The mastering process refers to the manufacture of photodiodes and wiring processes for stacked CMOS image sensors. The layering process refers to the layering of semiconductor chips containing back-illuminated structure pixels on top of semiconductor chips containing the circuit for signal processing.

*3:
A separate investment of approximately 105 billion yen, intended to bolster production capacity from the current level of approximately 60,000 wafers per month to the level of approximately 80,000 wafers per month by the end of June 2016, was previously announced on February 2, 2015.

*4:
This total production capacity (300mm wafer basis) includes the output of foundry operations to which Sony outsources a part of the manufacturing process. For the purposes of calculating total production capacity, the capacity of 200mm wafer production lines at the Kagoshima Technology Center and Nagasaki TEC are converted into equivalent amounts in terms of 300mm wafer production.

Nagasaki Technology Center	Yamagata Technology Center

Overview of Investment

Purpose:	To bolster production capacity in order to meet growing demand for stacked CMOS image sensors

Sites:	Sony Semiconductor Corporation Nagasaki TEC (Isahaya City, Nagasaki Prefecture), Yamagata TEC (Tsuruoka City, Yamagata Prefecture)

Details:	Augment production facilities for stacked CMOS image sensors (mastering, processes, and layering and further downstream processes)

Amount:	Approximately 45 billion yen (projected)
Approximately 24 billion yen for Nagasaki TEC; Approximately 21 billion yen for Yamagata TEC

●Basic information about Sony Semiconductor Corporation
http://www.sony-semiconductor.co.jp/company/enkaku

●List of Production Sites
http://www.sony-semiconductor.co.jp/company/kyoten

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